SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of	August 2006

Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:	September 5, 2006

Shaw Communications Inc.
By:
/s/  Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
Shaw Communications to acquire Grand Forks Cable Systems
CALGARY, AB (September 1, 2006) — Shaw Communications today announced that it has entered an agreement with Sunshine Communications to acquire its cable and Internet systems located in and around the boundary area of Grand Forks, B.C., approximately 200 km south of Kelowna.
“We are truly delighted with the acquisition of the Grand Forks, Midway, Greenwood, Rock Creek and Christina Lake cable systems” said Peter Bissonnette, President of Shaw Communications, “this southern belle of a cable system complements our existing properties in the interior of BC. Grand Forks and the environs offers great synergies with our neighbouring cable operations and further enhances our cable clusters moving southwest from Castlegar.”
“We are proud of the cable operations we have built in and around Grand Forks” said Bill Gillespie who founded Sunshine Communications and its cable systems some 19 years ago. “Shaw’s purchase of these cable operations is a great deal for our customers who will enjoy an enhanced offering of entertainment and Internet services through Shaw.”
Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Big Pipe Inc.) and satellite direct-to-home services (through Star Choice Communications Inc.) to over three million customers. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).

For more information, please contact:
Shaw Investor Relations Department
Investor.relations@sjrb.ca